December 18, 2024

Ryan Hymel
Chief Financial Officer
Playa Hotels & Resorts N.V.
Nieuwezijds Voorburgwal 104
1012 SG Amsterdam, the Netherlands

       Re: Playa Hotels & Resorts N.V.
           Form 10-K for the fiscal year ended December 31, 2023
           Form 8-K filed November 6, 2024
           File No. 001-38012
Dear Ryan Hymel:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K filed November 6, 2024
Exhibit 99.1, page 3

1. We note your discussion of Adjusted EBITDA you expect to achieve for fiscal year
       2024 without providing a reconciliation to the most directly comparable GAAP measure. To the extent this measure is presented in future filings, please provide such reconciliation or a statement that that the information could not be presented without unreasonable effort. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question
       102.10(b) of the Compliance & Disclosure Interpretations ("C&DIs") for Non-GAAP
       Financial Measures.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 December 18, 2024
Page 2



       Please contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction